Exhibit 1



                                            Contact:   Susie Ter-Jung
                                                       Bunge Limited
                                                       1-914-684-3398
                                                       Susie.ter-Jung@bunge.com



                     Bunge Increases Regular Quarterly Cash
                     Dividend 18 Percent to $0.13 per share


WHITE PLAINS, NY- May 27, 2004 - Bunge Limited (NYSE: BG), an integrated, global agribusiness and food company, announced that its Board of Directors has approved an 18 percent increase in its regular quarterly cash dividend from $0.11 per share to $0.13 per share. The next quarterly dividend is payable on Monday, August 30, 2004, to shareholders of record on Monday, August 16, 2004. The Company had 100,203,786 common shares outstanding on March 31, 2004.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain. Founded in 1818 and headquartered in White Plains, New York, Bunge has 23,000 employees and locations in 30 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.